EXHIBIT 2.01
Resource Extraction Payment Report

Resource Extraction Issuer: Cleveland-Cliffs Inc.
Reporting Year: Fiscal Year ended December 31, 2023
Currency of the report: USD
Date submitted: September 20, 2024

Payments by Payee

Figures in thousands
Country	Payee	Taxes[1]	Royalties	Fees	Production entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments that are required by law or contract	Totals
United States	US Federal Government	$33,658	$—	$236	$—	$—	$—	$—	$—	$33,894
Total		$33,658	$—	$236	$—	$—	$—	$—	$—	$33,894

Payments by Project

Figures in thousands
Country	Project	Business Segment	Subnational Jurisdiction	Resource	Method of Extraction	Taxes[1]	Royalties	Fees	Production entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments that are required by law or contract	Totals
United States	Michigan Iron Ore	Steelmaking	Michigan	Iron Ore	Open Pit	$—	$—	$—	$—	$—	$—	$—	$—	$—
United States	Minnesota Iron Ore	Steelmaking	Minnesota	Iron Ore	Open Pit	—	—	—	—	—	—	—	—	—
United States	West Virginia Coal	Steelmaking	West Virginia	Coal	Open Pit / Underground Mine	657	—	236	—	—	—	—	—	893
Total						$33,658	$—	$236	$—	$—	$—	$—	$—	$33,894

Footnote:
1Cleveland-Cliffs Inc. (the “Company”) files a consolidated income tax return and is the entity that makes the consolidated tax payments. The vast majority of the Company’s taxable income does not relate to our resource extraction activities, as our footprint is predominantly comprised of multiple steelmaking operations that use iron ore and coal as raw materials in the steel production process. Accordingly, the Company has included $33.0 million in income tax payments to the US Federal Government within the total taxes paid, but did not allocate this amount to any specific project. The amount disclosed for the West Virginia Coal project is related to excise taxes.